

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2023

Oleg Bilinski
Chief Executive Officer
Mag Magna Corp.
325 W Washington St., Ste 2877
San Diego, CA 92103

      Re: Mag Magna Corp.
          Amendment No. 6 to Registration Statement on Form S-1
          Filed June 14, 2023
          File No. 333-268561

Dear Oleg Bilinski:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 25, 2023 letter.

Amendment No. 6 to Form S-1 filed June 14, 2023

Use of Proceeds, page 19

1.   We note that you have added a row to the use of proceeds table entitled "Software Acquisition" and have included amounts ranging from $5,500 to $30,000 based on the percentage of shares sold in the offering. However, we also note that the Software Purchase Agreement dated April 17, 2023, reflects a one-time payment of $9,000 to be paid by the company to Zoltaron Data Technics SDN. BHD. Please revise your disclosure to explain this row of the use of proceeds table.

Business
Overview, page 25

2. As previously requested, where you discuss the MAGA and CHASIS components please revise your disclosure to clarify that the company will not be selling these components, or any physical products, to future customers.

Material Agreements
Software Purchase Agreement, page 30

3. Please revise your disclosure regarding the Software Purchase Agreement to name the counter party to the agreement and the purchase price paid by the company for the software.

You may contact Tara Harkins at 202-551-3639 or Sasha Parikh at 202-551-3627 if you have questions regarding comments on the financial statements and related matters. Please contact Cindy Polynice at 202-551-8707 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Roger D. Linn